CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 5)
OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Beacon Power Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

073677 10 6

(CUSIP Number)

Kenneth M. Socha, Esq.
Perseus Capital, L.L.C.
2099 Pennsylvania Avenue, Suite 900
Washington, D.C. 20006
(202) 452-0101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 5)

1.	Name of Reporting Person: Perseus Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,155,684*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,155,684**

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,155,684**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.2%*

14.	Type of Reporting Person (See Instructions): OO

* Represents the percentage obtained by dividing (i) 5,155,684 by (ii) the sum of (a) the number of shares of Common Stock outstanding as of August 11, 2005 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 12, 2005 and (b) the number of shares issuable upon exercise of the options and warrants held or deemed held by the Reporting Person described in this Schedule 13D.
** Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could beneficially own, assuming exercise in full of the Warrant (as defined in the original Schedule 13D and subject to certain future adjustments set forth in the Warrant), and options held for the benefit of the Reporting Person by certain members of the Issuer’s board of directors employed by the Reporting Person (collectively, such shares issuable upon exercise of any warrant, option or other convertible security and shares of Common Stock otherwise held by the Reporting Person are sometimes referred to herein as the “Perseus Capital Beacon Shares”).

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 5)

1.	Name of Reporting Person: Frank H. Pearl		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 10,875,813****

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 10,875,813****

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,875,813****

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.1%***

14.	Type of Reporting Person (See Instructions): IN

*** Represents the percentage obtained by dividing (i) 10,875,813 by (ii) the sum of (a) the number of shares of Common Stock outstanding as of August 11, 2005 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 12, 2005 and (b) the number of shares issuable upon exercise of the options and warrants described in this Schedule 13D.
**** Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could beneficially own, assuming exercise in full of the Warrant (as defined in the original Schedule 13D and subject to certain future adjustments set forth in the Warrant), the 2005 Warrant and the PC Warrant, and options held for the benefit of Perseus Capital by certain members of the Issuer’s board of directors employed by Perseus Capital (collectively, such shares issuable upon exercise of any warrant, option or other convertible security and shares of Common Stock otherwise held by the Reporting Persons are sometimes referred to herein as the “Beacon Shares”).

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 5)

1.	Name of Reporting Person: Perseus 2000 Expansion, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,720,129******

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 5,720,129******

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,720,129******

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.5%*****

14.	Type of Reporting Person (See Instructions): OO

***** Represents the percentage obtained by dividing (i) 5,720,129 by (ii) the sum of (a) the number of shares of Common Stock outstanding as of August 11, 2005 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 12, 2005 and (b) the number of shares issuable upon exercise of the warrants held by the Reporting Person described in this Schedule 13D.
****** Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could beneficially own, assuming exercise in full of the 2005 Warrant and the PC Warrant.

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 5)
     The original statement on Schedule 13D dated December 30, 2002, as amended by Amendment No. 1 thereto dated November 20, 2003, Amendment No. 2 thereto dated January 20-26, 2004, Amendment No. 3 thereto dated April 22, 2005 and Amendment No. 4 thereto dated June 1, 2005 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Beacon Power Corporation, a Delaware corporation (“Beacon” or the “Issuer”), is hereby further amended as set forth in this Amendment No. 5 (this “Amendment”). This Amendment is being filed jointly by Perseus Capital, L.L.C. (“Perseus Capital”), Perseus 2000 Expansion, L.L.C. (“Perseus 2000 Expansion”) and Mr. Frank H. Pearl (“Mr. Pearl,” and together with Perseus Capital and Perseus 2000 Expansion, the “Reporting Persons,” and each, a “Reporting Person”) to report that (i) Perseus Capital distributed 4,000,000 of the Perseus Capital Beacon Shares to its members pro rata based on their capital percentages on August 24, 2005, and (ii) Perseus Capital and Perseus 2000 Expansion have consummated certain transactions as set forth in an Investment Agreement, dated as of April 22, 2005 (the “Investment Agreement,” a copy of which was attached as Exhibit 2 to Amendment No. 3 to the Schedule 13D and is incorporated herein by reference), by and among Perseus Capital, Perseus 2000 Expansion and the Issuer.
     Items 3, 4, 5 and 6 of the Schedule 13D are hereby amended as follows:
Item 3. Source and Amount of Funds or Other Consideration
     The source of the purchase prices for the Common Stock purchased pursuant to paragraphs 1 through 4 of Item 6 of this Amendment was capital contributions from the members of Perseus Capital and Perseus 2000 Expansion, respectively.
Item 4. Purpose of Transactions
     As part of its customary continuing evaluation of its portfolio of investments, Perseus Capital from time-to-time makes cash and/or in-kind distributions to its members (see also Item 5 below). On August 24, 2005, Perseus Capital distributed 4,000,000 of the Perseus Capital Beacon Shares to its members pro rata based on their capital percentages for no consideration. Mr. Pearl is a member of Perseus Investors Group, L.L.C., which is a member of Perseus Capital and which received 332,549 of the 4,000,000 Perseus Capital Beacon Shares distributed by Perseus Capital to its members. Such 332,549 shares were sold on August 25, 2005 at a price of $4.5885 per share. The closing per share price of the Common Stock on the NASDAQ Stock Market on August 24, 2005 was $4.34 per share.
     Beacon and NxtPhase have entered into an Arrangement Agreement dated as of April 22, 2005 (the “Arrangement Agreement”) that provides for Beacon to acquire all of the outstanding shares of capital stock of NxtPhase pursuant to the Merger. Beacon and NxtPhase entered into the Arrangement Agreement after Perseus 2000, L.L.C. (“Perseus 2000”), an affiliate of the Reporting Persons and Perseus 2000 Expansion, assigned to Beacon an option to acquire NxtPhase, which was granted to Perseus 2000 in connection with a previous investment made by Perseus 2000 in NxtPhase. Beacon, Perseus 2000 Expansion and Perseus Capital entered into the Investment Agreement to help fund Beacon’s and NxtPhase’s on-going operations.

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 5)
Perseus 2000 entered into a letter agreement with the Issuer and NxtPhase in connection with the execution of the Arrangement Agreement providing certain representations and indemnities in connection therewith (which was attached as an exhibit to Amendment No. 3 and is incorporated herein by reference).
     The Reporting Persons intend to review on a continuing basis their investments in the Issuer. In addition to transactions pursuant to the Investment Agreement or as part of their customary continuing evaluation of their portfolio of investments, the Reporting Persons may decide to increase or decrease their investment in the Issuer, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Reporting Persons’ investment objectives, other investment and business opportunities available to the Reporting Persons, and other factors.
     Except as described in the Schedule 13D as amended by this Amendment, none of the Reporting Persons has formulated any plans or proposals that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
               (a) Perseus Capital may be deemed to beneficially own, in accordance with SEC Rule 13d-3, an aggregate of 5,155,684 shares of Common Stock. Perseus 2000 Expansion may be deemed to beneficially own, in accordance with SEC rule 13d-3, 5,720,129 shares of Common Stock. Mr. Pearl may be deemed to beneficially own, in accordance with SEC Rule 13d-3, 10,875,813 shares of Common Stock.
               In its Quarterly Report on Form 10-Q filed with the SEC on August 12, 2005, the Issuer disclosed that there were 48,855,161 shares of Common Stock outstanding on August 11, 2005. Therefore, in accordance with SEC rule 13d-3, the shares of Common Stock beneficially owned by the Reporting Persons represent approximately 10.2%, 11.5% and 21.1%, respectively, of the Issuer’s outstanding Common Stock.
               (b) By virtue of the relationships between the Reporting Persons described in Item 2 of the Schedule 13D, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 10,875,813 Beacon Shares beneficially owned by Perseus Capital and Perseus 2000 Expansion.
               (c) Except for (i) the transaction described in the first paragraph of Item 4 of this Amendment, (ii) the Investments described in paragraphs 2 and 4 of Item 6 of this Amendment, and (iii) the remaining Investments described in paragraph 4 of Item 6 not already consummated, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any party identified in Item 2 of the Schedule 13D, has effected or agreed to effect a transaction in shares of Common Stock of the Issuer during the past 60 days.

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 5)
               (d) The members of Perseus Capital and Perseus 2000 Expansion have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Perseus Capital and Perseus 2000 Expansion, respectively, in accordance with their membership interests in Perseus Capital and Perseus 2000 Expansion.
               (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Pursuant to the Investment Agreement, Perseus Capital and Perseus 2000 Expansion have agreed, among other things, to make the following investments in the Issuer in exchange for shares of Common Stock of the Issuer and warrants to purchase shares of Common Stock of the Issuer, subject to the terms and conditions therein (collectively, the “Investments”):
1.	Perseus 2000 Expansion acquired on May 24, 2005 (i) 1,666,667 shares of Common Stock of the Issuer for an aggregate price of $1,400,000, and (ii) a warrant to acquire 800,000 additional shares of Common Stock of the Issuer at an exercise price of $1.008 per share (the “2005 Warrant”);

2.	The Issuer exercised an option to issue and sell to Perseus 2000 Expansion up to $1,500,000 of additional shares of its Common Stock at a price of $0.84 per share, and Perseus 2000 Expansion acquired 1,785,714 shares of Common Stock of the Issuer for an aggregate price of $1,500,000 on July 26, 2005;

3.	Perseus 2000 Expansion committed to invest $1,500,000 in NxtPhase T&D Corporation, a Canadian corporation (“NxtPhase,” and such investment, the “NxtPhase Investment”) that, upon the closing of the merger of NxtPhase and a wholly owned subsidiary of the Issuer (the “Merger”) pursuant to the Arrangement Agreement, would become a wholly owned subsidiary of Beacon, and the Issuer has granted to Perseus 2000 Expansion an option to make the NxtPhase Investment through the Issuer by acquiring additional shares of the Issuer’s Common Stock at a price per share of $0.84, and agreed to further grant to Perseus warrants to purchase Beacon common stock, the proceeds from which would then be used by the Issuer to make the NxtPhase Investment. Perseus 2000 Expansion made a portion of the NxtPhase Investment on June 13, 2005 and again on July 21, 2005, by acquiring on each date (i) 595,238 shares of the Issuer’s common stock, and (ii) a warrant, granting Perseus 2000 Expansion the right to acquire 138,636 additional shares of Common Stock of the Issuer at an exercise price of $1.008 per share, at an aggregate price per purchase date of $500,000. The remainder of the NxtPhase Investment was completed by the direct purchase of stock in NxtPhase by Perseus 2000 Expansion; and

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 5)
4.	Perseus Capital has paid $100,000 to Beacon in exchange for a two year extension (until May 23, 2007) of the expiration date of an outstanding warrant to acquire 1,333,333 shares of the Issuer’s Common Stock at a price of $2.25 per share (the “PC Warrant”).

5.	In conjunction with the purchases described above and the proposed purchases that may still occur, the Issuer has granted to Perseus 2000 Expansion and Perseus Capital registration rights for all of the Beacon Shares.
     (The foregoing summary of the Investments and the Investment Agreement is qualified in its entirety by reference to the copy of the Investment Agreement incorporated herein by reference.)
     Except as described in this Amendment, and as set forth in the Schedule 13D and the Exhibits attached thereto and incorporated therein by reference, to the best knowledge of each Reporting Person, there exist no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
Not applicable.

CUSIP No. 073677 10 6	SCHEDULE 13D (Amendment No. 5)
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FRANK H. PEARL

	By:		/s/ Rodd Macklin
Date: August 29, 2005		Name:	/s/ Rodd Macklin
		Title:	Attorney-in-fact

PERSEUS CAPITAL, L.L.C.

	By:		/s/ Rodd Macklin
Date: August 29, 2005		Name:	Rodd Macklin
		Title:	Chief Financial Officer and Secretary

PERSEUS 2000 EXPANSION, L.L.C.

	By:		/s/ Rodd Macklin
Date: August 29, 2005		Name:	Rodd Macklin
		Title:	Chief Financial Officer and Secretary
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)